AFTERMARKET ENTERPRISES, INC.
933 S. 4th Street, Unit A
Grover Beach, California 93433

November 12, 2010

Ronald E. Alper, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Mail Stop 3561
Washington, D.C. 20549

Re:           Aftermarket Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 17, 2010
File No. 333-141676

Dear Mr. Alper:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated October 29, 2010, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer-redlined copies.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Comment 1

We note your response to comment two in our letter dated September 21, 2010.  Please define or explain the terms “drop ship items” and “upsell product”, and include those definitions in future filings.

Response

We have defined the terms “drop ship items” and “upsell product” in Item 7 and have revised the disclosure as follows and will include it in all future filings.

Although we have reduced our expenses to better reflect anticipate revenue, we are in need of additional capital to grow the Company and expand into new product lines.  At this time, we are dependent on the continued financial support of our officer and director to fund any short falls.  As market conditions improve, we would like to expand into offering additional automobile products and drop ship items in the automobile area.  “Drop ship” items are products which we sell through our website, but which are shipped directly to the customer from the manufacturer.  Upon receipt the order, we send a purchase order to the manufacturer and the manufacturer “drop ships” the product to the customer.  100% of the products we sell are “drop ship” items.  Currently, we continue to find that consumers are reluctant to spend disposable income on automobile accessories and as such, our suppliers have reduced their product offering, further hampering our ability to offer product.  We are hopeful as the economy continues to improve that suppliers will expand their product offering and consumers will start to spend more of their disposable income.  Until conditions improve, we will continue to operate at a loss or break even.  Additionally, our ability to expand and generate additional revenue sources will be hampered.

In the meantime, we are adding products to our online store and focusing promotional efforts on products that are commonly purchased and readily available, such as floor mats, cargoliners and roof racks.  In addition, we are seeking out vendors that are manufacturing accessories for newer model years and attempting to establish relationships with them.  If we are unable to source manufacturers that are making accessories for current model year vehicles, and if current vendors don’t continue to add items to their product offering for current model years, we will be unable to provide shoppers with products and our revenues will suffer.  We believe that by focusing on products offered by vendors who are keeping up with current model years and by adding new vendors in areas where old vendors are not keeping up with current model years, our product offering will remain relevant and in demand and we can stabilize revenue.  We hope by focusing on specific product offerings and establishing promotions for them, we can increase revenue in the future.  In addition, we are currently establishing “upsell” product offerings in our online store in hopes that we can increase the revenue potential of each customer.  “Upsell” products are items that are offered to the consumer after they have chosen an item for purchase, but before they have completed their order.  For example, if a customer is ordering a roof rack, they would be offered a cargo net as an “upsell” product.   The term “upsell” refers to an effort to increase the value of each order.

Management's Annual Report on Internal Control over Financial Reporting, page 8

Comment 2

It does not appear that you responded to comment four in our letter dated September 21, 2010.  Please provide, in clear and unqualified language, the conclusions reached by your officer on the effectiveness of your internal control over financial reporting.  If you do not believe that your inadequate segregation of duties results in a material weakness of internal controls, please remove this discussion.

Response

We have removed the discussion of inadequate segregation of duties.  The disclosure on the effectiveness of our internal control over financial reporting has been revised as follows and will appear in this form in future filings.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management, with the participation of the President and CFO, evaluated the effectiveness of our internal control over financial reporting as of Sept 30, 2010.  Based on this evaluation, our management, with the participation of the President and CFO, concluded that, as of Sept 30, 2010, our internal control over financial reporting was effective.  As we grow our business we will be actively looking at how to segregate our duties to provide better controls.

If you have further questions or need additional information, please let me know.

Sincerely,
AFTERMARKET ENTERPRISES, INC.
/s/ Adam Anthony
Adam Anthony, CEO